FB Financial Corporation

1221 Broadway, Suite 1300

Nashville, Tennessee 37203

May 19, 2025

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	FB Financial Corporation (the “Company”)
Registration Statement on Form S-4
Filed May 8, 2025 (amended on May 19, 2025)
File No. 333-287103

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement and declare the Registration Statement effective under the Securities Act at 5:00 p.m., Eastern Time, on May 21, 2025, or as soon thereafter as practicable. Please contact William W. Hooper at (404) 881-4697 of Alston & Bird LLP with any questions you may have concerning this request and to confirm when this request for acceleration has been granted.

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Very truly yours,

FB Financial Corporation

By:	/s/ Christopher T. Holmes
Name: Christopher T. Holmes
Title: President and Chief Executive Officer

[Signature Page to Acceleration Request]